COASTAL FINANCIAL CORPORATION

5415 Evergreen Way

Everett, WA 98203

April 20, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Coastal Financial Corporation
Registration Statement on Form S-3
Filed April 13, 2021
File No. 333-255210

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coastal Financial Corporation, a Washington corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on April 22, 2021, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Christopher DeCresce of Covington & Burling LLP at (212) 841-1017 and that such effectiveness also be confirmed in writing.

Very truly yours,

COASTAL FINANCIAL CORPORATION

By:	/s/ Joel G. Edwards
Name:	Joel G. Edwards
Title:	Executive Vice President and Chief Financial Officer

cc:	Christopher DeCresce, Covington & Burling LLP